SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated July 3, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELBIT SYSTEMS LTD.

                                       (Registrant)


                                       By: /s/ Ilan Pacholder
                                           -------------------------------------
                                       Name:  Ilan Pacholder
                                       Title: Corporate Secretary

Dated:  July 5, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION

    1.                     Press release dated July 3, 2005.

                                                                       EXHIBIT 1

   ELBIT SYSTEMS WON CONTRACTS IN ROMANIA VALUED AT APPROXIMATELY $25 MILLION

    ELBIT SYSTEMS TO UPGRADE HELICOPTERS FOR THE ROMANIAN AIR FORCE AND NAVY

 Both upgrade programs to be conducted with Romanian aircraft manufacturer IAR


Haifa, Israel, July 3, 2005, Elbit Systems Ltd. (NASDAQ: ESLT), in cooperation with the Romanian aircraft manufacturer IAR S.A. Brasov, won two contracts to upgrade helicopters for the Romanian Air Force and Navy valued at approximately $25 million.


As part of one contract, Elbit Systems will supply enhanced avionic systems and night flight systems for the Romanian Air Force helicopters, with the purpose of upgrading them to comply with NATO standards. Elbit Systems and IAR Brasov have also decided to jointly market similar upgrade programs to other customers.

Under the second contract, Elbit Systems will work with IAR Brasov to upgrade helicopters for the Romanian Navy.

Joseph Ackerman, Elbit Systems CEO said, "Elbit Systems is at the forefront of aircraft and helicopter upgrades for many military forces worldwide. The upgrade program for the Romanian air force is especially important in light of the compliance of the upgraded helicopters to NATO standards. This opens up a market with great business potential. Our first win of maritime helicopter upgrade." He added, "Elbit Systems and IAR Brasov have a long lasting relationship of joint helicopter upgrade programs, and these new contracts are yet another milestone in the fruitful relationship between our companies."

Elbit Systems has been performing defense platform programs in Romania for more than ten years, managing programs in cooperation with the majority of the local aerospace companies.

CONTACTS:

COMPANY CONTACT                                           IR CONTACTS

Ilan Pacholder, Corporate Secretary and VP                Ehud Helft/Kenny Green
   Finance & Capital Markets
 ELBIT SYSTEMS LTD.                                       GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
                                                          kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.